Exhibit (e)

AB TAX-AWARE CREDIT OPPORTUNITIES FUND

DISTRIBUTION REINVESTMENT PLAN

AB Tax-Aware Credit Opportunities Fund, a Delaware statutory trust (the “Fund”), hereby adopts the following Distribution Reinvestment Plan (the “Plan”) with respect to distributions declared by its board of trustees (the “Board”) on its shares of beneficial interest (the “Shares”):

1. Participation; Agent. The Fund’s Plan is available to shareholders of record of the Shares. AllianceBernstein Investor Services, Inc. (“ABIS”) acting as agent for each participant in the Plan, will apply income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, that become payable to such participant on Shares (including shares held in the participant’s name and shares accumulated under the Plan), to the purchase of additional whole and fractional Shares for such participant.

2. Eligibility and Election to Participate. Participation in the Plan is limited to registered owners of Shares. The Fund’s Board reserves the right to amend or terminate the Plan. Shareholders automatically participate in the Plan, unless and until an election is made to withdraw from the Plan on behalf of such participating shareholder. If participating in the Plan, a shareholder is required to include all of the Shares owned by such shareholder in the Plan.

3. Share Purchases. When the Fund declares a Distribution, ABIS, on the shareholder’s behalf, will receive additional authorized shares from the Fund. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share. There will be no sales load charged on Shares issued to a shareholder under the Plan. All shares purchased under the Plan will be held in the name of each participant. In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the Plan, ABIS will administer the Plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the Plan.

4. Timing of Purchases. The Fund expects to issue Shares pursuant to the Plan, immediately following each Distribution payment date and ABIS will make every reasonable effort to reinvest all Distributions on the day the Distribution is paid (except where necessary to comply with applicable securities laws) by the Fund.

5. Account Statements. On a quarterly basis, ABIS may provide each participant a statement of account describing, as to such participant: (i) the Distributions reinvested during the quarter; (ii) the number of Shares purchased pursuant to the Plan during the quarter; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the participant under the Plan. Each shareholder’s proxy, if any, will include those Shares purchased pursuant to the Plan.

6. Expenses. There will be no direct expenses to participants for the administration of the Plan. There is no direct service charge to participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.

7. Taxation of Distributions. The reinvestment of Distributions does not relieve the participant of any taxes which may be payable on such Distributions. Information regarding potential income tax liability of participants may be found in the public filings made by the Fund with the SEC.

8. Share Certificates. ABIS will hold Shares purchased through the Plan in the account of the shareholders in non-certificated form in the name of the participant.

9. Voting of Shares. Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s public offering.

10. Absence of Liability. Neither the Fund nor ABIS shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither the Fund nor ABIS shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a participant’s account prior to receipt of written notice of such participant’s death, or (b) with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.

11. Termination of Participation. A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to ABIS. Such written instructions must be received by ABIS at least 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in Shares through the Plan.

12. Amendment, Supplement, Termination, and Suspension of Plan. This Plan may be amended, supplemented, or terminated by the Fund at any time in its sole discretion. The amendment or supplement shall be filed with the Securities and Exchange Commission as an exhibit to a subsequent appropriate filing made by the Fund and shall be deemed to be accepted by each participant unless, prior to its effective date thereof, ABIS receives written notice of termination of the participant’s account. Amendment may include an appointment by the Fund or ABIS with the approval of the Fund of a successor agent, in which event such successor shall have all of the rights and obligations of ABIS under this Plan. The Fund may suspend the Plan at any time without notice to the participants.

13. Governing Law. This Plan and the authorization form signed by the participant (which is deemed a part of this Plan) and the participant’s account shall be governed by and construed in accordance with the laws of the State of New York.